Sede legale: Piazza degli Affari, 2 - 20123 Milano

September 8, 2010

Mr. Larry Spirgel - Assistant Director
Ms. Melissa Hauber – Senior Staff Accountant
Mr. Carlos Pacho – Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Telecom Italia S.p.A.
Form 20-F for Fiscal Year Ended December 31, 2009
Filed May 21, 2010

File No. 1-13882

Dear Mr. Spirgel, Ms. Hauber and Mr. Pacho:

Thank you very much for your letter dated August 31, 2010, setting forth further comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on the annual report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”) of Telecom Italia S.p.A. (“Telecom Italia”, also referred to in this letter as “we”).

We hereby confirm that we will submit our responses to the Staff’s comments on the 2009 Form 20-F on or before September 20, 2010.

We would like to express our appreciation for your cooperation. Please do not hesitate to contact Riccardo Taranto (tel: 011-39-02-8595-6850, fax: 011-39-02-8595-6987) or our counsel, Jeffrey M. Oakes (tel: 011-44-20-7418-1386, fax: 011-44-20-7710-4886) to discuss any questions or comments.

Very truly yours,

/s/ Andrea Mangoni Chief Financial Officer

cc:	Riccardo Taranto Chief Accounting Officer Telecom Italia S.p.A. Jeffrey M. Oakes Davis Polk & Wardwell LLP Luigi Conti Reconta Ernst & Young S.p.A.